The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax: 202-654-4951

www.alston.com

David E. Brown, Jr.	Direct Dial: 202-239-3345	Email: david.brown@alston.com

July 18, 2016

VIA EDGAR

Ms. Kim McManus

Senior Attorney – Office of Real Estate and Commodities

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	ZAIS Financial Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed June 20, 2016

File No. 333-211251

Form 10-K for Fiscal Year Ended December 31, 2015

File No. 001-35808

Dear Ms. McManus:

On behalf of our client, ZAIS Financial Corp., a Maryland corporation (“ZAIS Financial” or the “Company”), we are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 8, 2016 (the “July 8 Letter”) in connection with your review of Amendment No. 1 to the Registration Statement on Form S-4, File No. 333-211251 (“Amendment No. 1”) and the Form 10-K for the fiscal year ended December 31, 2015 filed by ZAIS Financial on March 10, 2016 (the “Form 10-K”). For ease of reference, the text of each of the Staff’s comments is set forth in this letter in bold with our response immediately following each bolded comment. Concurrently with the submission of this letter, the Company has filed with the Commission Amendment No. 2 to the Form S-4 (“Amendment No. 2”) to reflect these comments and other changes to the Form S-4.

Amendment No. 1 to Registration Statement on Form S-4 Filed June 20, 2016

General

1.	We note your response to comment 42 and reissue in part. We note your beneficial ownership disclosure on page 15 of the amended 10-K filed by ZAIS Financial Corp. on April 29, 2016. For each entity disclosed as a 5% or greater beneficial owner of the Registrant, please identify the natural persons with voting or dispositive power.

Atlanta • Beijing • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

In response to the Staff’s comment, ZAIS Financial has included a revised table showing the beneficial ownership of its shares of common stock by its officers, directors and 5% or greater beneficial owners in Amendment No. 2 on page 301 under the heading "Security Ownership of Certain Beneficial Owners and Management—ZAIS Financial" to update the beneficial ownership information included in its Form 10-K/A as of a more recent date. To the extent that any Schedule 13G or Schedule 13D filed by the 5% or greater beneficial owners identified natural persons having voting or dispositive power, ZAIS Financial has included such information as footnotes to the revised beneficial ownership table. ZAIS Financial will also include such natural person information in subsequent reports filed under the Securities Exchange Act of 1934, as amended, requiring beneficial ownership information to the extent that the beneficial owner includes such information in its Schedule 13G or Schedule 13D filings.

2.	We note the reference to data from Boxwood Means Inc., a real estate research and consulting firm, on pages 39, 230, and 265. Please advise if this data was prepared by Boxwood Means for the company for inclusion in this registration statement. If so, please file a consent as contemplated by Rule 436(a).

The data from Boxwood Means is publicly available and was not prepared by Boxwood Means for the company for inclusion in this registration statement. In Amendment No. 2, we have indicated that this data is publicly available, on pages 39, 230 and 265.

The Mergers, 104

Background of the Mergers, page 104

3.	We note your revised disclosure on page 108 and 111 in response to comment 12. Please expand upon your disclosure to discuss the strategic considerations reviewed by the BofA Merrill Lynch representative during these meetings.

In Amendment No. 2, we have revised the relevant disclosure on pages 108 and 111.

4.	We note your revised disclosure on page 137 in response to comment 20. You state that “the nonpublic unaudited prospective financial information does not necessarily reflect management’s current estimates and does not take into account any circumstances or events occurring after the date it was prepared.” You include similar disclosure on page 143, indicating that Sutherland does not intend to, and disclaims any obligation to update the Sutherland projections. To the extent the financial projections no longer reflect management’s view of future performance you should either update such projections or explain why the projections are no longer valid.

Each of ZAIS Financial and Sutherland confirms its understanding that it will, to the extent required by applicable securities laws, update the unaudited prospective financial information or provide an explanation as to why such information is no longer valid in the event that such information is no longer consistent with management’s view of future performance. In Amendment No. 2, we have revised the disclosure on page 143 to state Sutherland’s obligation, to the extent required by applicable securities laws, to update or revise the unaudited prospective financial information.

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Certain ZAIS Financial Unaudited Prospective Financial Information, page 137

5.	Please revise to provide a reconciliation of Adjusted Net Income to Net Income. Please refer to Regulation G.

In Amendment No. 2, we have added disclosure on page 137 of the joint proxy statement/prospectus to provide a reconciliation of Adjusted Net Income-non-U.S. GAAP to Net Income.

Certain Financial Projections Utilized by the Sutherland Board of Directors and Sutherland’s Financial Advisor, page 143

6.	We note your presentation of Free Cash Flows to Equity Holders for both Sutherland and ZAIS. Please revise to present the most directly comparable financial measure calculated in accordance with U.S. GAAP. Also, please revise to provide a reconciliation of Free Cash Flows to Equity Holders to the most directly comparable financial measure presented in accordance with U.S. GAAP. Please refer to Regulation G.

In Amendment No. 2, we have revised the relevant disclosure on page 144 in response to the Staff’s comment. The Free Cash Flows to Equity Holders represent estimated cash flows from operations, investing and financing, and were prepared using the direct method in accordance with U.S. GAAP (in the case of Sutherland) and the indirect method in accordance with U.S. GAAP (in the case of ZAIS Financial). The estimated cash flows from operations, investing and financing have been disclosed on page 144 in Amendment No. 2, and we respectfully submit that no reconciliation is necessary.

Directors and Executive Officers of the Combined Company After the Mergers, page 146

7.	We note your revised disclosure in response to comment 4. We also note your disclosure on page 146 that the Board expects to determine that a majority of its members are “independent” as determined by the requirements of the NYSE. Please identify each director that is independent under the listing standards of the NYSE or advise. Refer to Item 407(a) of Regulation S-K and Item 18(a)(7)(iii) of Form S-4.

In Amendment No. 2, we have revised the relevant disclosure on page 146 to identify the independent directors.

Director and Executive Compensation, page 148

8.	We note your response to comment 3. However, Item 402(a)(2) requires disclosure of “all…compensation awarded to, earned by, or paid to [NEOs and directors] by any person for all services rendered in all capacities to the registrant and its subsidiaries,” and further states “[a]ll such compensation shall be reported pursuant to this Item, … including transactions between the registrant and a third party where a purpose of the transaction is to furnish compensation to any such named executive officer or director.” Please provide the disclosure required by Item 402 of Regulation S-K. Alternatively, please provide your analysis as to how you determined that compensation paid by Waterfall to your executive officers does not require disclosure under Item 402.

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In Amendment No. 2, we have revised the relevant disclosure beginning on page 148 to disclose the plan and non-plan compensation paid to the independent directors of Sutherland for the fiscal year ended December 31, 2015 and to Mr. Herbst, the Chief Financial Officer of Sutherland, for the fiscal years ended December 31, 2015, 2014 and 2013. As noted in the Registration Statement, the combined company will pay for the allocable share of the compensation of the combined company’s Chief Financial Officer based on the percentage of his time spent managing the combined company’s affairs, which will be all of the combined company’s Chief Financial Officer’s compensation so long as he is exclusively dedicated to the combined company’s affairs. Mr. Herbst has exclusively dedicated his time to Sutherland affairs for the fiscal years ended December 31, 2015, 2014 and 2013, and we have disclosed in Amendment No. 2 the compensation of Mr. Herbst reimbursed by Sutherland to its external manager, Waterfall.

As previously disclosed on page 148 of the Registration Statement under the heading “Executive Compensation,” except for certain equity grants, Waterfall compensates each of the combined company’s officers, and Waterfall will use the proceeds from the management fee in part to pay compensation to its officers and personnel, which is consistent with the compensation of Sutherland’s officers currently. The terms of the management fee have been disclosed in the Registration Statement. As disclosed in Amendment No. 2, Sutherland has made no equity grants to its executive officers, and other than with respect to Mr. Herbst, Sutherland has not paid or made any reimbursement to Waterfall with respect to any executive officer’s compensation, for the fiscal years ended December 31, 2015, 2014 and 2013. In response to the Staff’s comment, Sutherland advises the Staff that in future filings that require Item 402 of Regulation S-K disclosure, the combined company will provide such disclosure for Mr. Herbst and for any other named executive officers, as appropriate.

Unaudited Pro Forma Condensed Combined Financial Information, page 255

9.	We note your response to comment 34 and your statement that you would revise disclosures on page 255 of the joint proxy statement/prospectus to clarify the accounting treatment of the mortgage servicing rights post-merger. However, we could not locate such revised disclosures on page 255. Please advise or revise.

In Amendment No. 2, we have revised the relevant disclosure on page 255 to clarify the accounting treatment of the mortgage servicing rights post-merger.

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10.	We note your response to comment 35. Please clarify for us, if true, that the allocation of a portion of the change in fair value to interest income pertains only to the accretion of discount to interest income.

In response to the Staff's comment, the allocation of a portion of the change in fair value to interest income pertains both to the accretion of discount and amortization of premiums.

11.	We note your response to comment 36 and the revised disclosure in footnote (P). Please further revise your disclosure to clarify how you calculated the amount.

In Amendment No. 2, we have revised footnote (P) as follows:

(P)	Rebalancing adjustment to reallocate income between common stockholders and non-controlling interest for the pro-forma assuming the mergers happened at the beginning of the pro-forma period, such that income allocation to common stock and OP Unit holders on a per-share basis is the same and in accordance with post-merger ending equity balances for common stock and OP Unit holders as described in note Q.

Quarter ended March 31, 2016

Reversal of historical ZAIS Financial allocation of net loss to non-controlling interest	$337
Reversal of historical Sutherland allocation of net income to non-controlling interest	(766)
Allocation of historical ZAIS Financial total net loss to non-controlling interest in accordance with post merger equity balance % (6.91%) as described in note Q	(233)
Allocation of historical Sutherland total net income to non-controlling interest in accordance in accordance with post merger equity balance % (6.91%) as described in note Q	654
Allocation of total Pro forma Adjustment of ($5,511) to non-controlling interest in accordance with post merger equity balance % as described in note Q	(381)
Net rebalancing adjustment	$(389)

Year ended December 31, 2015

Reversal of historical ZAIS Financial allocation of net loss to non-controlling interest	$159
Reversal of historical Sutherland allocation of net income to non-controlling interest	(4,385)
Allocation of historical ZAIS Financial total net loss to non-controlling interest in accordance with post merger equity balance % (6.84%) as described in note Q	(97)
Allocation of historical Sutherland total net income to non-controlling interest in accordance in accordance with post merger equity balance % (6.84%) as described in note Q	3,106
Allocation of total Pro forma Adjustment of ($3,778) to non-controlling interest in accordance with post merger equity balance % as described in note Q	(258)
Net rebalancing adjustment	$(1,476)

Financial Statements of Sutherland Asset Management Corporation, page F-1

Note 28 – Discontinued Operations, page F-113

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12.	We note your response to comment 44. Please revise your filing to clarify that the company has concluded the complete exit from the real estate brokerage business is a strategic shift.

In Amendment No. 2, we have revised the disclosure on page F-54, F-71, F-113 and F-144 to clarify that the company has concluded the complete exit from the real estate brokerage business is a strategic shift.

Note 3 – Summary of Significant Accounting Policies

Real estate acquired in settlement of loans, page F-126

13.	We note your response to comment 46 and your revisions on page 234. Please further revise the disclosure on page F-126 for consistency.

In Amendment No. 2, we have revised the disclosure on page F-126 to be consistent with the revisions on page 234.

ZAIS Financial Corp. Form 10-K for the year ended December 31, 2015

Item 8. Financial Statements and Supplementary Data, page 80

Note 2. Summary of Significant Accounting Policies, page 86

Revenue Recognition, page 91

Mortgage Loans Held for Investment, at Fair Value, page 91

14.	We note your response to comment 49 and your references to ASC 310-30 and ASC 310-35. However, it appears that ASC 310-35 is not a valid codification reference. We also note that ASC 310-30-15-2a appears to exclude loans measured at fair value from the scope of ASC 310-30 and therefore, we are unclear how you determined ASC 310-30-35-2 applies to your situation. Please tell us in further detail how you determined these references are applicable. Please revise or advise. To the extent you continue to believe your policy for allocating a portion of the change in fair value to interest income is appropriate, please tell us and disclose in future periodic filings the allocation methodology, and disclose the amount of unrealized gain allocate to interest income. Please provide us an example of your proposed disclosure.

In response to the Staff’s comment, the Company has elected the fair value option on its mortgage loans held for investment under ASC 825-10. As a result of the fair value option election under ASC 825-10, all changes in the fair value of the mortgage loans held for investment are recorded through earnings.

ASC 825-10 does not provide guidance on the appropriate geography within the statement of operations for items measured at fair value under the fair value option, including how to present interest income. The Company believes reporting entities can either (i) present the entire change in fair value, including the component related to interest, in a single item in the consolidated statement of operations or (ii) separate the interest income from the full change in fair value using an acceptable method under U.S. GAAP, and present that amount in interest income, with the remainder presented in a separate line item.

The Company believes that interest income is a key performance indicator for users of its financial statements, and we therefore think that the presentation of the interest income as a separate line item on the consolidated statement of operations is a beneficial presentation for our investors, Therefore, the Company has elected to separate the interest income from the full change in fair value of the mortgage loans using an acceptable interest income recognition method under U.S. GAAP.

The Company acknowledges that the guidance in ASC 310-30-15-2a excludes from the scope of ASC 310-30 loans measured at fair value if all changes in fair value are included in earnings. The Company also acknowledges that ASC 310-20-15-4 excludes from the scope of ASC 310-20 loans or debt securities where the basis of accounting is fair value with changes in fair value included in earnings. However, the Company has opted to use ASC 310-20 and ASC 310-30 to calculate the interest income that would have been recognized had the fair value option not been elected. This interest income amount calculated is then allocated from the change in fair value to interest income in the consolidated statement of operations.

ASC 310-30 applies to loans with evidence of deterioration of credit quality since origination acquired by a completion of a transfer for which it is probable, at acquisition, that the investor will be unable to collect all contractually required payments receivable. However, as noted above ASC 310-30-15-2(a) does note that the scope of ASC 310-30 excludes loans that are measured at fair value if all changes in fair value are included in earnings.

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The Company understands that ASC 310-20 would be the applicable interest income recognition model for originated loans or acquired loans excluded from the scope of ASC 310-30. However, as noted above ASC 310-20-15-4 also indicates that the scope of ASC 310-20 excludes loans or debt securities where the basis of accounting is fair value with changes in fair value included in earnings. The Company acknowledges that the reference to ASC 310-35 was an incorrect reference and was a typographical error.

The Company also considered ASC 325-40, which provides an interest income model that includes within its scope certain instruments measured at fair value with changes in value included in earnings (ASC 325-40-15-7). However, as the scope of ASC 325-40 is limited to certain beneficial interests in securitized financial assets (ASC 325-40-15-2), the Company deemed it to not be an acceptable interest income method for its mortgage loans. As a result, any relevant interest income model applied by the Company would be applied by analogy. When considering which interest income model to apply by analogy, the Company concluded that it was appropriate to apply ASC 310-30 and ASC 310-20 for interest income recognition to loans that would otherwise satisfy the scope of those Subtopics absent the election of the fair value option.

In response to the Staff’s comment, in future 10-K filings, the Company proposes to include the following disclosure within its Summary of Significant Accounting Policies footnote (added disclosure is underlined):

Mortgage Loans Held for Investment, at Fair Value

Pursuant to the Company's policy for separately presenting interest income on mortgage loans, the Company follows acceptable methods under U.S. GAAP for allocating a portion of the change in fair value of certain mortgage loans held for investment to interest income.

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The Company has elected the fair value option on its mortgage loans held for investment under ASC 825-10. As a result of the fair value option election, all changes in the fair value of the mortgage loans held for investment are recorded through earnings. The fair value accounting guidance does not provide guidance on the geography for items measured at fair value under the fair value option, including how to present interest income. As a result, the Company has applied the guidance for interest income methodologies set out below. These methodologies result in interest income recognition on these loans that is consistent with the interest income that would have been recognized had the Company not elected the fair value option.

When the Company purchases mortgage loans which are held for investment and which have shown evidence of credit deterioration since origination and management determines that it is probable the Company will not collect all contractual cash flows on those loans, the Company applies the guidance that addresses accounting for differences between contractual cash flows and cash flows expected to be collected if those differences are attributable to, at least in part, credit quality.

Interest income is recognized on a level-yield basis over the life of the loan as long as cash flows can be reasonably estimated. The level-yield is determined by the excess of the Company's initial estimate of undiscounted expected principal, interest, and other cash flows (cash flows expected at acquisition to be collected) over the Company's initial investment in the mortgage loan (accretable yield). The amount of interest income to be recognized cannot result in a carrying amount that exceeds the payoff amount of the loan. The excess of contractual cash flows over cash flows expected to be collected (nonaccretable difference) will not be recognized as an adjustment of yield.

On a quarterly basis, the Company updates its estimate of the cash flows expected to be collected. For purposes of interest income recognition, any subsequent increases in cash flows expected to be collected are generally recognized as prospective yield adjustments (which establishes a new level-yield) and any subsequent decreases in cash flows expected to be collected are recognized as an impairment to be recorded through change in unrealized gain or loss in the consolidated statements of operations.

Income recognition is suspended for a loan when cash flows cannot be reasonably estimated.

Interest income on newly originated mortgage loans which are purchased by the Company and held for investment, is accrued based on the effective yield method on the outstanding principal balance and their contractual terms. Premiums and discounts associated with these mortgage loans at the time of purchase are amortized into interest income over the life of such loan using the effective yield method and adjusted for actual prepayments.

$XXX and $XXX of interest income recognized on these loans was an allocation from change in unrealized gain/loss on loans held for investment for the 12 months ended December 31, 2016 and the year ended December 31, 2015, respectively.

Thank you for your consideration of the Company’s responses to the Staff’s comments and we appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (202) 239-3345.

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Sincerely,

/s/ David E. Brown, Jr.

David E. Brown, Jr.

cc:	Becky Chow
Jennifer Monick
Rahul K. Patel
Securities & Exchange Commission

Michael Szymanski
ZAIS Financial Corp.

Scott M. Freeman
Christopher J. Restad
Sidley Austin LLP

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